July 17, 2020

VIA EMAIL AND EDGAR

Joshua Shainess, Esq.

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	LINE Corporation

Amendment No. 1 to Schedule 14D-9

File No. 005-89859

Dear Mr. Shainess:

At the request of LINE Corporation (“LINE”), we are responding to the comment letter, dated July 1, 2020, from the staff (the “Staff”) in the Office of Mergers and Acquisitions of the U.S. Securities and Exchange Commission relating to Amendment No. 1 to the solicitation/recommendation statement on Schedule 14D-9, File No. 005-89859 (the “Schedule 14D-9”), filed by LINE on June 19, 2020. Concurrently with the submission of this letter, LINE is filing Amendment No. 2 to the Schedule 14D-9 (“Amendment No. 2”) via EDGAR. Capitalized terms used but not defined in this letter have the meanings ascribed to them in the Schedule 14D-9 as amended.

The responses of LINE to the Staff’s comments are set forth below. To facilitate the Staff’s review, we have reproduced below in bold text the Staff’s comments and have provided responses immediately below the comments. The page number references in LINE’s responses are references to page numbers of Amendment No. 2.

In addition to the amendments in response to the Staff’s comments, LINE has amended certain portions of the Schedule 14D-9 to provide updates or clarifications.

LINE has not included as part of Amendment No. 2 all of the exhibits that are required to be included. LINE plans to include the other exhibits in a later amendment to the Schedule 14D-9.

The Solicitation or Recommendation, page 7

1.

Refer to comment 2 in our prior letter dated June 5, 2020. The language cited in that comment and revised in the fairness determination section of your filing remains unchanged in other parts of the document. Please revise to make corresponding edits wherever the “can be seen as having secured fairness” remains in the disclosure document. Alternatively, explain why the Committee structured its recommendation in this way and the reason for the apparent uncertainty. For example, did the Committee take the position that alternative conclusions could be reached?

LINE respectfully notes that the language in question is an accurate translation of the findings of the Special Committee, which were rendered in Japanese. The original Japanese formulation is the typical phrasing for Japanese special committees whose findings are supportive of the transaction at issue, in light of such special committees’ responsibilities and roles under the laws, government guidance, regulations of the Tokyo Stock Exchange and market practice of or in Japan applicable to companies incorporated under the laws of Japan and whose shares are listed on the Tokyo Stock Exchange.

LINE respectfully submits that Item 1014(a) of Regulation M-A’s requirement that the filing subject company state its belief as to whether the transaction is fair or unfair to unaffiliated security holders has been addressed by including a clear statement of LINE’s belief as to the fairness of the Offers and Share Consolidation (as such terms are defined in the Schedule 14D-9), and the factors it considered in reaching that belief, under “Item 4. The Solicitation or Recommendation—Fairness of the Offers and Share Consolidation to Shareholders not Affiliated with LINE” of Schedule 14D-9, and incorporating such disclosure by reference into “Item 8. Fairness of the Transaction” of Amendment No. 2 to the Transaction Statement on Schedule 13E-3, File No. 005-89859, filed by LINE, NAVER, NAVER Purchaser and SoftBank.

Background of the Offers and Transactions, page 7

2.

We note your revised disclosure on page 15 that LINE’s senior management believed “it was unlikely that a business combination could be consummated” with any other candidates at that time. Please revise to explain here the basis for management’s view.

In response to the Staff’s comment, the disclosure under the heading “Item 4. The Solicitation or Recommendation—Background of the Offers and the Transactions” on pages 15-16 has been revised.

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Please do not hesitate to contact me by telephone at +81-3-5251-0210 or by email at toshiro.mochizuki@shearman.com if you have additional questions or require additional information.

Very truly yours,

/s/ Toshiro Mochizuki
Toshiro Mochizuki
Shearman & Sterling LLP

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